July 16, 2008
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549
Attention: Evan S. Jacobson

RE:	IKON Office Solutions, Inc. Registration Statement on Form S-4 Filed April 4, 2008 File No. 333-150108
Dear Mr. Jacobson:
IKON Office Solutions, Inc., an Ohio corporation (the “Company”), hereby respectfully requests that the Company’s Registration Statement on Form S-4 (Registration No. 333-150108) be withdrawn effective immediately pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended. The Company’s request is based on the fact that, due to the Company’s redemption of all of the outstanding notes, the subject of the proposed exchange offer, the Company has decided not to proceed with the exchange offer at this time. The Company believes the withdrawal to be consistent with the public interest and the protection of investors. The Registration Statement was never declared effective and no securities of the Company were sold or exchanged in connection with the offering.
If you have any questions regarding this matter, please call me at 610.408.7427.

Very truly yours, IKON Office Solutions, Inc.
By:	/s/ Mark A. Hershey
	Name:	Mark A. Hershey
	Title:	Senior Vice President, General Counsel and Secretary